SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE l3G

                    Under the Securities Exchange Act of l934

                                (Amendment No. 2)



                             Isolyser Company, Inc.
                                (Name of Issuer)



                         Common Stock, $0.001 par value
                         (Title and Class of Securities)



                                  464888-10-6
                                 (CUSIP Number)








510195.1

CUSIP NO. 464888-10-6                                                Page 2 of 6



(1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of
     Above Persons

                                Robert L. Taylor
                                 SS# ###-##-####

(2)  Check the Appropriate Box if a Member of a Group

          (a) ___.

          (b) ___.

(3)  SEC Use Only


(4)  Citizenship or Place of Organization

                                  United States





Number of Shares               (5)      Sole Voting Power  -     2,789,750*
Beneficially Owned by
Each Reporting Person          (6)      Shared Voting Power -    0*
With
                               (7)      Sole Dispositive Power - 2,789,750*

                               (8)      Shared Dispositive Power - 0*


(9)Aggregate Amount Beneficially Owned by Each Reporting Person

                                2,789,750 shares*

(10)Check if Aggregate Amount in Row (9) Excludes Certain Shares ____.

(11)Percent of Class Represented by Amount in Row 9

                                  7.0 percent*

(12)     Type of Reporting Person

                                       IN



510195.1

CUSIP NO. 464888-10-6                                                Page 3 of 6



* Reflects a 2 for 1 split of the Common Stock of the Company, declared on September 1, 1995, which was effected as a stock dividend on October 2, 1995 to shareholders of record on September 15, 1995. Includes 26,666 shares of Common Stock which are issuable upon the exercise of currently exercisable options. Also includes 2,600 shares of Common Stock held as custodian for the reporting person's minor child.

510195.1

CUSIP NO. 464888-10-6                                                Page 4 of 6



Item l(a). Name of Issuer:

                  Isolyser Company, Inc.

Item l(b). Address of Issuer's Principal Executive Offices:

                  650 Engineering Drive
                  Norcross, Georgia  30092

Item 2(a). Name of Person Filing:

                  See item (l) of the cover pages

Item 2(b). Address of Principal Business Office:

                  650 Engineering Drive
                  Norcross, Georgia  30092

Item 2(c). Citizenship:

                  See item (4) of cover pages

Item 2(d). Title of Class of Securities:

                  Common Stock, $0.001 Par Value

Item 2(e). CUSIP Number:

                  464888-10-6

Item 3.    Nature of Person Filing:

                  Not applicable

Item 4.    Ownership:

                  (a)      Amount Beneficially Owned:

                           See item (9) of cover pages

                  (b)      Percent of Class:

                           See item (11) of cover pages

510195.1

CUSIP NO. 464888-10-6                                                Page 5 of 6




                  (c)      Number of shares as to which such person has:

                           (i)  sole power to vote or to direct the vote:

                                See item (5) of cover pages

                           (ii) shared power to vote or to direct the vote:

                                See item (6) of cover pages

                          (iii) sole power to dispose or to direct the

                                disposition of:

                                    See item (7) of cover pages

                           (iv) shared power to dispose or to direct the

                                disposition of:

                                    See item (8) of cover pages

Item 5.  Ownership of Five Percent or Less of Class:

                  [      ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

                  Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                  Not applicable

Item 8.  Identification and Classification of Members of the Group:

                  Not Applicable

Item 9.  Notice of Dissolution of Group:

                  Not applicable

Item 10. Certification:

                  Not applicable

510195.1

CUSIP NO. 464888-10-6                                                Page 6 of 6



Signature.

         After reasonable inquiry the undersigned certifies that to the best of his knowledge and belief the information set forth in this statement is true, complete and correct.



/s/ Robert L. Taylor                              February 2, 1998
Robert L. Taylor                                       Date


510195.1